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April 7, 2006
VIA EDGAR
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	ViaSat, Inc.
Form 10-K for Fiscal Year Ended April 1, 2005
Filed June 10, 2005

Form 10-Q for Fiscal Quarter Ended December 30, 2005
File No. 0-21767
Dear Mr. Spirgel:
     We are in receipt of the Staff’s letter dated March 8, 2006 with respect to the above-referenced Form 10-K and Form 10-Q. We are responding to the Staff’s comments on behalf of ViaSat, Inc. (“ViaSat” or the “Company”) as set forth below. ViaSat’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and ViaSat’s response for each item below.
Form 10-K for Fiscal Year Ended April 1, 2005
Critical Accounting Policies, page 36
     1.     We refer to your critical accounting policy that addresses revenue recognition. Given the nature and duration of your long-term contracts accounted for by the percentage-of-completion method, it appears that the underlying critical accounting estimates and assumptions used to record revenue for long-term contracts are material to your results of operations. Specifically, you state that changes in the estimates related to accounting for long-term contracts may have a material effect on your results of operations in the period in which the revised estimate is made. Therefore, in future filings, please expand your disclosures to provide additional quantitative as well as qualitative disclosures to address how accurate the estimates or assumptions have been in the past, how much they have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. For further guidance, please refer to Item 303 of Regulation S-K as well as the Commission’s Interpretive Release on Management’s Discussion

and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In your response letter, please provide the revised disclosures you expect to include in your next filing.
     ViaSat Response: The Company will expand its disclosures in future filings to address qualitatively and quantitatively the accuracy of its historical estimates related to the accounting for long-term contracts as well as to provide more details regarding whether the estimates are reasonably likely to change in the future. The Company proposed critical accounting policy that addresses revenue recognition for its future filings is presented as follows:
Revenue Recognition
     A substantial portion of the Company’s revenues are derived from long-term contracts requiring development and delivery of products over time and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants’ Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Sales and earnings under these contracts are recorded based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method.
     The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. In the fiscal year ended April 1, 2005, we recorded losses of approximately $5.7 million related to loss contracts. There were no significant charges for loss contracts in the fiscal years ended April 2, 2004 or March 31, 2003.
     Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and future cost estimates or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised.

     The Company believes it has established appropriate systems and processes to enable it to reasonably estimate future cost on its programs through regular quarterly evaluations of contract costs, scheduling and technical matters by business unit personnel and management. Historically, in the aggregate, the Company has not experienced significant deviations in actual costs from estimated program cost, and when deviations that result in significant adjustments arise, we disclose the related impact in Management’s Discussion and Analysis. However, a significant change in future cost estimates on one or more programs could have a material effect on our results of operations. For example, a one percent variance in our future cost estimates on all open fixed-price contracts as of April 1, 2006 would change our pre-tax income by $X.XX million.
     The Company also has contracts and purchase orders where revenue is recorded on delivery of products in accordance with SAB 104, “Staff Accounting Bulletin No. 104: Revenue Recognition.” In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment, and assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.
     When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with EITF, 00-21, Accounting for Multiple Element Revenue Arrangements, and recognized when the applicable revenue recognition criteria for each element are met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.
Note 10 – Contingencies, page F-22
     2.     We note that you are not in compliance with the performance covenants or milestone requirements of certain contracts and have not accrued for any associated liquidated damages or penalties. In sufficient detail, please provide us with an indication of the scope, including the number and materiality of such contracts, the potential amount of damages or penalties in question, and how you evaluated paragraph 8 of SFAS No. 5 to determine that you are not required to accrue for such contingencies.

     ViaSat Response: In fiscal year 2005, the Company had over 1,000 active contracts, with fewer than 10% containing liquidated damages clauses that result in financial penalties. Due to their nature, contracts containing liquidated damages or other penalties are typically accounted for using long-term contract accounting in accordance with SOP 81-1, as amended. Historically, the Company had very few (less than ten in the past three fiscal years combined) customers elect to exercise their right under the contract for liquidated damages.
     During the Company’s periodic assessment of estimated revenue and costs for a program, an evaluation is made of the program’s status and whether we believe our customer will enforce liquidated damages. If the situation indicates damages or penalties are probable and estimable, in accordance with SFAS 5, Accounting for Contingencies, the appropriate adjustments are made to the current program estimates and a cumulative adjustment is made to the program.
     Due to the low historical assessment of liquidated damages by our customers and the insignificant impact on the Company’s results of operations, we are now considering removing the reference in future filings and only including the disclosure as a risk factor.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     ViaSat Response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.

***
     Please direct any comments or questions regarding the foregoing to the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours, /s/ Craig M. Garner Craig M. Garner of LATHAM & WATKINS LLP

cc:	Ronald G. Wangerin
Keven K. Lippert
ViaSat, Inc.

ANNEX A
Company Certification
     Pursuant to the Staff’s letter dated March 8, 2006 to ViaSat, Inc. (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended April 1, 2005 and Form 10-Q for the fiscal quarter ended December 30, 2005, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 7, 2006

/s/ Mark D. Dankberg
Mark D. Dankberg
Chief Executive Officer

/s/ Ronald G. Wangerin
Ronald G. Wangerin
Chief Financial Officer